Exhibit 99.15

NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES CANADA EXECUTES NEW FINANCING
ON BAY ADELAIDE CENTRE WEST TOWER FOR $405 MILLION
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Trust Gains Authorization to List Units on New York Stock Exchange

All dollar references are in Canadian dollars unless noted otherwise.

TORONTO, December 21, 2011 – Brookfield Office Properties Canada (TSX: BOX.UN), Canada’s preeminent office REIT (Real Estate Investment Trust), announced today the execution of a new financing on its Bay Adelaide Centre West Tower for $405 million, for a 10-year term at a fixed rate of 4.426%. The new loan was used to repay the existing construction financing of $405 million.

“We are pleased to complete this new long-term financing on Bay Adelaide Centre West Tower,” said Jan Sucharda, president and chief executive officer of Brookfield Office Properties Canada. “This transaction increases the total new long-term financings we’ve executed in 2011 to $845 million as we continue to extend our debt maturity profile in the current low-interest-rate environment.”

New York Stock Exchange Listing
The trust also announced that it has received the requisite authorization from the New York Stock Exchange (NYSE) to list its units, subject to regulatory approval, on the NYSE under the ticker symbol "BOXC.”  It is anticipated that the trust units will begin trading on the NYSE in mid-January 2012.

“We welcome Brookfield Office Properties Canada to the NYSE Euronext family of listed companies and to the New York Stock Exchange," said Scott Cutler, Co-Head of U.S. Listings and Cash Execution, NYSE Euronext. "Brookfield Office Properties Canada and its trust unit holders will benefit from superior market quality and technology, and a broad array of issuer and investor services."

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About Brookfield Office Properties Canada

Brookfield Office Properties Canada is Canada’s preeminent Real Estate Investment Trust. Its portfolio is comprised of interests in 28 premier office properties totaling 20.7 million square feet in the downtown cores of Toronto, Calgary, Ottawa and Vancouver. Landmark assets include Brookfield Place in Toronto and Bankers Hall in Calgary. For more information, visit www.brookfieldofficepropertiescanada.com.

Contact: Matthew Cherry, Director, Investor Relations and Communications
(416) 359-8593; matthew.cherry@brookfield.com

Forward-Looking Statements
This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Office Properties Canada believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the trust to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the trust cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the trust’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the trust’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the trust with securities regulators in Canada, including in the Annual Information Form under the heading “Business of Brookfield Office Properties Canada – Risk Factors,” and in the trust’s most recent interim report under the heading “Management’s Discussion and Analysis.” The trust undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.